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Exhibit 99.1

January 14, 2019	TSX: GPR

For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER PROVIDES UPDATE ON TERM LOAN TO BEADELL RESOURCES

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) announces that further to its agreement to acquire Beadell Resources Limited (“Beadell”)(the “Acquisition”) and its press release dated December 6, 2018 announcing the Loan Agreement (the “Loan”) between Great Panther and Beadell for a non-revolving term loan in the principal amount of US$5,000,000, Beadell has received PIS (Programas de Integração Social e de Formação do Patrimônio do Servidor Público) and COFINS (Contribuição para o Financiamento da Seguridade Social) tax refunds totaling approximately US$10,300,000. The terms of the Loan provide for prepayment of the Loan from any PIS or COFINS tax refunds.

The Company has agreed to accept partial repayment of US$3,000,000 of the principal amount advanced, plus interest and fees accrued to date, and to extend the maturity date of the remaining US$2,000,000 advanced to March 18, 2019 in order to provide Beadell with additional funds for general working capital and operating requirements.

“The receipt of the PIS and COFINS tax refunds is good news and provides welcome cash for Beadell in the short term. In addition, the extension of part of our loan will provide Beadell with additional working capital to help manage their operations to the closing of our Acquisition”, stated James Bannantine, President and CEO. “The shareholder meetings to approve the Acquisition will take place on February 11th in Vancouver for Great Panther, and on February 12th in Perth for Beadell, and, if approved, the transaction is expected to close within the following two to three weeks. We are very excited about this transaction, which combines Great Panther’s strong balance sheet and assets in Mexico and Peru with Beadell’s Tucano Mine and significant exploration potential in Brazil.”

The Acquisition will create a new growth-oriented intermediate precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell Resources Limited.

James Bannantine

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, “forward-looking statements”). Such forward-looking statements may include, but are not limited to, statements regarding the timing and completion of the Acquisition, the expected use of proceeds of the Loan, and the timing and repayment of the Loan.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Assumptions upon which forward looking statements relating to the Acquisition have been made include that Beadell and Great Panther will be able to satisfy the conditions in the Scheme Implementation Deed, that due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of Beadell and Great Panther, and that all required third party, regulatory and government approvals will be obtained. Such factors include, among others, risks and uncertainties relating to potential political and social risks involving Beadell and Great Panther’s operations in a foreign jurisdiction, the potential for unexpected costs and expenses, fluctuations in metal prices, fluctuations in currency exchange rates, physical risks inherent in mining operations, operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined, and other risks and uncertainties, including those described in respect of Great Panther, in its annual information form for the year ended December 31, 2017 and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com